Filed by Lance, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934
Subject Company:
Snyder’s of Hanover, Inc.
Commission File No.: 132-02714
CONTACTS:
Mark Carter, VP Strategic Initiatives and Investor Relations
(704) 557-8386
Joe Calabrese, Financial Relations Board
(212) 827-3772
IMMEDIATE RELEASE
November 1, 2010
Lance and Snyder’s Announce Special Stockholders Meetings for Proposed Combination
Charlotte, North Carolina and Hanover, Pennsylvania, November 1, 2010 — Lance, Inc. (NASDAQ: LNCE)(“Lance”) and Snyder’s of Hanover, Inc. (“Snyder’s”) today announced that both companies will hold special stockholders meetings to vote on the combination of their businesses to form a stronger, more dynamic snack food company. The joint proxy statement of both Lance and Snyder’s is expected to be mailed to Lance and Snyder’s stockholders commencing on November 1, 2010. The Securities and Exchange Commission declared effective on October 29, 2010, a registration statement on Form S-4 that includes the joint proxy statement of Lance and Snyder’s and also constitutes a prospectus of Lance.
Lance stockholders who owned Lance common stock at the close of business on October, 15, 2010, can vote and attend the Lance special meeting, which will be held on December 2, 2010, at 9:30 a.m., local time, at SpringHill Suites Charlotte Ballantyne, 12325 Johnston Road, Charlotte, North Carolina 28277. Snyder’s stockholders who owned Snyder’s Class A common stock at the close of business on October 15, 2010, can vote and attend the Snyder’s special meeting, which will be held on December 3, 2010, at 9:00 a.m., local time, at Snyder’s Corporate Headquarters, 1250 York St., Hanover, Pennsylvania 17331.
“We look forward to completing this merger and beginning the process of bringing these two great companies together,” commented David V. Singer, President and Chief Executive Officer of Lance, Inc. “This merger will create a stronger, more dynamic snack food company that will deliver real value to our consumers, customers and shareholders,” said Carl E. Lee, Jr., President and Chief Executive Officer of Snyder’s of Hanover, Inc. “We look forward to the opportunity of leveraging the strength and scope of the combined companies and are excited at the prospects of working and winning together.”
Stockholders of both companies are encouraged to read the proxy materials in their entirety as they provide, among other things, a discussion of the reasons behind the recommendation of each company’s board of directors that shareholders vote “FOR” the approvals necessary to complete the proposed combination.

On July 22, 2010, Lance and Snyder’s announced they had signed a definitive agreement to combine in a stock-for-stock merger of equals that will create a combined company to be called Snyder’s-Lance, Inc. (“Snyder’s-Lance”). In addition to leading iconic brands such as Lance®, Snyder’s of Hanover®, Cape Cod® and Grande®, Snyder’s-Lance will have a national distribution footprint including one of the largest Direct Store Delivery (“DSD”) networks in the United States.
Cautionary Note Regarding Forward-Looking Statements
This press release may include statements about future economic performance, finances, expectations, plans and prospects of Lance and Snyder’s, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on Lance’s or Snyder’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,” “may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements.
Risks and uncertainties relating to the proposed merger include the risks that: (1) the parties will not obtain the requisite shareholder approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed merger may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Lance or Snyder’s or its respective directors and officers following the announcement of the proposed merger is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by Lance with the Securities and Exchange Commission (“SEC”). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.
For further information regarding cautionary statements and factors affecting future results, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Lance with the SEC. Except as may be required by law, neither Lance nor Snyder’s undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.
Important Information for Investors and Stockholders
This press release relates to a proposed merger between Lance and Snyder’s. Lance filed with the Securities and Exchange Commission (“SEC”), and the SEC declared effective on October 29, 2010, a registration statement on Form S-4 that includes a joint proxy statement of Lance and Snyder’s and also constitutes a prospectus of Lance. Lance and Snyder’s began mailing the joint proxy statement/prospectus to shareholders on November 1, 2010. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ

THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR SENT TO STOCKHOLDERS, CAREFULLY AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov) or, in the case of Lance, by directing a request to Lance through Dee Noon, assistant to the CFO at 704-556-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President at 717-632-4477.
Participants in the Solicitation
Snyder’s, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder’s and the proposed transaction are contained in the amended joint proxy statement/prospectus filed by Lance with the SEC on October 29, 2010.